KPMG LLP Aon Center Suite 5500 200 E. Randolph Street Chicago, IL 60601-6436

November 8, 2024

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for the Nuveen California Select Tax-Free Income Portfolio (the Fund) and, under the date of April 26, 2024, we reported on the financial statements of the Fund as of and for the years ended February 29, 2024, and February 28, 2023. On October 24, 2024, our appointment as independent public accountant was terminated.

We have read the statements made by the Fund under the heading “Important Notices- Changes in Independent Registered Public Accounting Firm” in Item 1 of Form N-CSR dated November 8, 2024, and we agree with such statements, except we are not in a position to agree or disagree with the Fund’s statement in section b under the heading “Important Notices- Changes in Independent Registered Public Accounting Firm” in Item 1 of Form N-CSR.

Very truly yours,

/s/ KPMG LLP